                                                                   EXHIBIT 99(c)

                         EMIRATES CMS POWER COMPANY PJSC

                              FINANCIAL STATEMENTS

                   AS OF 31 DECEMBER 2003 AND 2002 AND FOR THE
                  YEARS ENDED 31 DECEMBER 2003, 2002 AND 2001

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS OF

EMIRATES CMS POWER COMPANY PJSC



We have audited the accompanying balance sheet of Emirates CMS Power Company Private Joint Stock Company ("the Company") as of 31 December 2003 and the related statements of income, cash flows and stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.


/s/  ERNST & YOUNG


Abu Dhabi, United Arab Emirates
27 June 2004

Emirates CMS Power Company PJSC
-------------------------------------------------------------------------------
BALANCE SHEETS
31 December 2003 and 2002

                                                                                                       Unaudited
                                                                    Notes                2003               2002
                                                                                     AED `000           AED `000
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                             120,300            124,278
Prepayments and other current assets                                    4              25,074             10,933
Amounts due from related party                                          5              38,799             37,986
Advance to Al Taweelah Shared Facilities Company LLC                    6               1,747              1,800
Inventories                                                             7             166,734            160,247
                                                                                    ---------          ---------

                                                                                      352,654            335,244
                                                                                    ---------          ---------
NON-CURRENT ASSETS
Advance to Al Taweelah Shared Facilities Company LLC                    6              34,058             35,674
Other long term asset                                                                   5,173                  -
Investment                                                              9                 178                178
Property, plant and equipment, net                                      8           2,242,212          2,291,152
Intangible asset, net                                                  10             106,720            109,683
                                                                                    ---------          ---------

                                                                                    2,388,341          2,436,687
                                                                                    ---------          ---------

TOTAL ASSETS                                                                        2,740,995          2,771,931
                                                                                    =========          =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade accounts payable                                                                  2,847                962
Amounts due to related parties                                         11               3,477              2,424
Accruals and other liabilities                                         12             346,690            388,346
Current portion of long term debt                                      13              58,631             81,676
Current portion of loan from shareholders                              14             129,000                  -
                                                                                    ---------          ---------

                                                                                      540,645            473,408
                                                                                    ---------          ---------
NON-CURRENT LIABILITIES
Asset retirement obligation                                                            15,403                  -
Loan from shareholders                                                 14             131,000            272,000
Long term debt                                                         13           1,769,539          1,828,171
                                                                                    ---------          ---------

                                                                                    1,915,942          2,100,171
                                                                                    ---------          ---------

TOTAL LIABILITIES                                                                   2,456,587          2,573,579
                                                                                    ---------          ---------

STOCKHOLDERS' EQUITY
Share capital (ordinary shares, AED 10 par value,
 authorised, issued and outstanding 41,324,000 shares)                 15             413,240            413,240
Accumulated losses                                                     15            (147,665)          (237,512)
Accumulated other comprehensive income                                 18              18,833             22,624
                                                                                    ---------          ---------

TOTAL STOCKHOLDERS' EQUITY                                                            284,408            198,352
                                                                                    ---------          ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                          2,740,995          2,771,931
                                                                                    =========          =========




The attached notes 1 to 21 form part of these financial statements.

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
INCOME STATEMENTS
Years ended 31 December 2003, 2002 and 2001

                                                                                        Unaudited      Unaudited
                                                                              2003           2002           2001
                                                             Notes        AED `000       AED `000       AED `000

Revenue                                                                    363,564        370,686        196,091
                                                                           -------        -------        -------

Cost of sales
  Contractors' staff costs                                                 (14,149)       (14,297)       (13,982)
  Repairs, maintenance and consumables used                                (47,095)       (36,262)       (42,046)
  Depreciation                                                             (63,591)       (63,402)       (35,370)
  Amortisation of intangible asset                              10          (2,963)        (2,940)             -
                                                                           -------        -------        -------

                                                                          (127,798)      (116,901)       (91,398)
                                                                           -------        -------        -------

GROSS PROFIT                                                               235,766        253,785        104,693

Administrative and other operating expenses                     20          (8,087)        (7,925)        (4,821)
                                                                           -------        -------        -------

INCOME FROM OPERATIONS                                                     227,679        245,860         99,872

Financing cost                                                            (119,730)      (124,163)       (57,835)
Accretion expense                                                             (872)             -              -
Interest income                                                                784          1,848            783
Changes in fair value of derivative instruments                 18          55,867       (199,093)      (108,536)
Other income (expense)                                                       1,084            704            (33)
                                                                           -------        -------        -------

NET INCOME (LOSS) BEFORE CUMULATIVE
 EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES                                 164,812        (74,844)       (65,749)
Cumulative effect of change in accounting for derivatives       18               -              -        (21,477)
Cumulative effect of change in accounting for
 asset retirement obligation                                                (1,165)             -              -
                                                                           -------        -------        -------

NET INCOME (LOSS)                                                          163,647        (74,844)       (87,226)
                                                                           =======        =======        =======








The attached notes 1 to 21 form part of these financial statements.

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
STATEMENTS OF CASH FLOWS
Years ended 31 December 2003, 2002 and 2001

                                                                                        Unaudited      Unaudited
                                                                              2003           2002           2001
                                                             Notes        AED `000       AED `000       AED `000

OPERATING ACTIVITIES
Net income (loss)                                                          163,647        (74,844)       (87,226)
Adjustments to reconcile net income (loss)
   to net cash provided by (used in) operating activities:
  Depreciation and amortisation of intangible asset                         66,554         66,342         35,370
  Accretion expense                                                            872              -              -
  Changes in fair value of derivative instruments                          (55,867)       199,093        108,536
  Reclassification from accumulated other comprehensive
    income to earnings of cash flow hedges                                  (3,791)        (3,955)        (4,098)
  Cumulative effect of change in accounting principles                       1,165              -         21,477
  Loss on disposal of property, plant and equipment                             14            173              -
  Changes in assets and liabilities:
    Increase in inventories                                                 (6,487)       (63,623)       (53,137)
    (Increase) decrease in amounts due from related parties                   (813)        21,064        (39,852)
    Increase in prepayments and other current assets                        (5,644)        17,742         (6,313)
    (Increase) decrease in accounts payable and accruals and
      due to related parties                                                 8,652        (30,980)      (186,208)
                                                                          --------       --------        -------

Net cash provided by (used in) operating activities                        168,302        131,012       (211,451)
                                                                          --------       --------        -------

INVESTING ACTIVITIES
Purchase of property, plant and equipment                                   (1,299)        (2,090)      (400,832)
Liquidated damages received (paid)                                               -         10,846         (6,556)
Recovery of advance to
 Al Taweelah Shared Facilities Company LLC                                   1,669          1,669          1,799
                                                                          --------       --------        -------

Net cash from (used in) investing activities                                   370         10,425       (405,589)
                                                                          --------       --------        -------

FINANCING ACTIVITIES
Dividends paid                                                             (73,800)       (79,400)             -
Long term debt refinancing fees paid                                        (5,173)             -              -
Repayment of loan from shareholders                                        (12,000)             -              -
(Repayment) receipt of term loan                                           (81,677)       (71,467)       734,041
                                                                          --------       --------        -------

Cash (used in) from financing activities                                  (172,650)      (150,867)       734,041
                                                                          --------       --------        -------

(DECREASE) INCREASE IN CASH
 AND CASH EQUIVALENTS                                                       (3,978)        (9,430)       117,001

Cash and cash equivalents at the beginning of the year                     124,278        133,708         16,707
                                                                          --------       --------        -------

CASH AND CASH EQUIVALENTS
 AT THE END OF THE YEAR                                                    120,300        124,278        133,708
                                                                          ========       ========        =======

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for interest                                     117,034         92,694         68,374
Cash received during the year for interest                                     784          1,848            783

SUPPLEMENTAL DISCLOSURES OF
 SIGNIFICANT NON-CASH TRANSACTIONS:
Disposal of property, plant and equipment                        8               -          1,961              -
Transfer of property, plant and equipment to related party  8 & 10               -        112,623              -



The attached notes 1 to 21 form part of these financial statements.

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
STATEMENTS OF STOCKHOLDERS' EQUITY
Years ended 31 December 2003, 2002 and 2001

                                                                                                Accumulated
                                                                                    Retained          other
                                                                                    earnings        compre-
                                                                         Share  (accumulated        hensive
                                                                       capital        losses)        income          Total
                                                                      AED `000      AED `000       AED `000       AED `000

Balance at  1 January 2001 - unaudited                                 413,240         3,958             --        417,198
Transition adjustment from adoption of SFAS 133 (note 18)                   --            --         30,677         30,677
Net loss for the year                                                       --       (87,226)            --        (87,226)
Reclassification to earnings of cash flow hedges (note 18)                  --            --         (4,098)        (4,098)
                                                                      --------      --------       --------       --------

Balance at 31 December 2001 - unaudited                                413,240       (83,268)        26,579        356,551
Net loss for the year                                                       --       (74,844)            --        (74,844)
Dividends paid (note 15)                                                    --       (79,400)            --        (79,400)
Reclassification to earnings of cash flow hedges (note 18)                  --            --         (3,955)        (3,955)
                                                                      --------      --------       --------       --------

Balance at 31 December 2002 - unaudited                                413,240      (237,512)        22,624        198,352
Net income for the year                                                     --       163,647             --        163,647
Dividends paid (note 15)                                                    --       (73,800)            --        (73,800)
Reclassification to earnings of cash flow hedges (note 18)                  --            --         (3,791)        (3,791)
                                                                      --------      --------       --------       --------

Balance at 31 December 2003                                            413,240      (147,665)        18,833        284,408
                                                                      ========      ========       ========       ========






The attached notes 1 to 21 form part of these financial statements.

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
31 December 2003 and 2002



1        ACTIVITIES

Emirates CMS Power Company PJSC is a private joint stock company registered and incorporated in the United Arab Emirates and is engaged in the generation of electricity and the production of desalinated water for supply into the Abu Dhabi grid. The Company is 60% owned by Emirates Power Company PJSC a wholly owned subsidiary of Abu Dhabi Water & Electricity Authority (ADWEA), and 40% owned by CMS Generation Taweelah Limited.

The Company has a management operation and maintenance agreement with Taweelah A2 Operating Company, a related party, whereby the latter has undertaken to manage the day-to-day operations and maintain the Company's plant. The Company has entered into a power and water purchase agreement with Abu Dhabi Water and Electricity Company (ADWEC), a related party, (a wholly-owned subsidiary of ADWEA). Under the agreement, the Company undertakes to make available, and ADWEC undertakes to purchase, the entire net capacity and output of the plant until October 2021 in accordance with various agreed terms and conditions. The output payments cover variable operation and maintenance costs and fuel efficiency bonuses or penalty for actual output. Natural gas fuel is supplied by ADWEC at no cost.

The Company's registered head office is P O Box 47688, Abu Dhabi, United Arab Emirates. At 31 December 2003 and 2002, there were no staff employed by the Company.


2        BASIS OF PRESENTATIION

Although at 31 December 2003, the Company's current liabilities exceeded its current assets by AED 187,991,000 (2002: AED 138,164,000) the financial statements have been prepared on a going concern basis in view of the credit facilities available from the bankers and the refinancing of the term loan explained in note 13. Further, the negative fair value of derivatives amounting to AED 242.6 million (2002: AED 298.4 million) included within current liabilities (note 12) will not significantly affect the Company's cash flow in the foreseeable future.


3        SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PREPARATION
The financial statements are prepared on the basis of U.S. generally accepted accounting principles and applicable requirements of United Arab Emirates Law and are presented in United Arab Emirates Dirhams (AED).

ESTIMATES AND ASSUMPTIONS
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates.

REVENUE RECOGNITION
Revenue represents the sale of water desalination and electricity generation services comprised of the available capacity and variable output to Abu Dhabi Water and Electricity Company (a wholly owned subsidiary of ADWEA) during the year. Revenues are recognised when services are provided. Unbilled revenues are based on estimated quantities of potable water and kilowatts of electricity delivered during the period but not yet billed. These estimates are generally based on contract data and preliminary throughput and allocation measurements.

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
31 December 2003 and 2002



3        SIGNIFICANT ACCOUNTING POLICIES continued

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated at historical cost less accumulated depreciation and any impairment in value. The Company capitalises all construction-related direct labour and material costs as well as indirect construction costs. Indirect construction costs include engineering and the cost of funds during the construction phase. The cost of renewals and betterments that extend the useful life of the property, plant and equipment are capitalised. The cost of repairs, spare parts and major maintenance that do not extend the useful life or increase the expected output of property, plant and equipment, is expensed as incurred. The cost of spare parts held as essential for the continuity of operations and which are designated as strategic spares are depreciated on a straight-line basis over the estimated remaining operating life of the plant and equipment to which they relate.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

      Buildings                                                30 to 40 years
      Plant and equipment (including plant spares)              3 to 40 years

LONG-LIVED ASSETS
Long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144) when events or changes in circumstances indicate that the related carrying amount may not be recoverable. Impairment is assessed by comparing an asset's net undiscounted cash flows expected to be generated over its remaining useful life to the asset's net carrying value. If impairment is indicated, the carrying amount of the asset is reduced to its estimated fair value.

INTANGIBLE ASSETS
Intangible assets, which represent acquisition of connection rights, are capitalised at cost. The carrying values of intangible assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable.

The connection rights cost is amortised on a straight line basis over the 38 year period, being the expected period of benefit, commencing 1 January 2002.

INVENTORIES
Inventories are valued at the lower of cost, determined on the basis of weighted average costs and net realisable value. Costs are those expenses incurred in bringing each item to its present location and condition.

ACCOUNTS RECEIVABLE
Accounts receivable are stated net of provisions for amounts estimated to be non-collectible. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

ACCOUNTS PAYABLE
Liabilities are recognised for amounts to be paid in the future for goods or services received, whether billed by the supplier or not.

CASH AND CASH EQUIVALENTS
All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

TERM LOAN
The term loan is carried on the balance sheet at its principal amount. Instalments due within one year are shown as a current liability. Interest is charged as an expense as it accrues, with unpaid amounts included in "accruals".

TRANSLATION OF FOREIGN CURRENCIES AND FOREIGN EXCHANGE TRANSACTIONS Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement.

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
31 December 2003 and 2002



3        SIGNIFICANT ACCOUNTING POLICIES continued

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES
The Company adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended on 1 January 2001. SFAS 133 establishes new accounting and disclosure requirements for most derivative instruments and hedging transactions involving derivatives. SFAS 133 also requires formal documentation procedures for hedging relationships and effectiveness testing when hedge accounting is to be applied.

In accordance with the transition provisions of SFAS 133, in the year ended 31 December 2001, the Company recorded a cumulative loss adjustment of AED 21.5 million in its income statement as a transition adjustment to reflect a liability for the fair value of all derivatives that did not previously meet the requirement for hedge accounting treatment prior to the adoption of SFAS 133. In addition, the Company recorded a transition gain of AED 30.7 million to accumulated other comprehensive income to recognise an asset for the fair value of all derivatives accounted for as cash flow hedges prior to the adoption of SFAS 133.

DERIVATIVES
The Company obtained long-term USD debt to fund the development and construction of the plant. Interest payments associated with the debt are based on LIBOR plus a spread. The Company uses derivative financial instruments to manage the interest rate exposures associated with the debt. The Company's objective is to offset gains and losses resulting from these exposures with losses and gains on the derivative financial instruments thereby reducing volatility in earnings and cash flows. In addition, the Company uses forward foreign exchange contracts to hedge its risk associated with foreign currency fluctuations relating to scheduled maintenance cost payments to an overseas supplier.

The Company does not utilize derivative financial instruments with a level of complexity or with a risk greater than the exposures to be managed nor does it enter into or hold derivatives for trading purposes. The use of the derivative financial instruments associated with the interest rate risk is mandated by the debt agreement. All derivatives entered into by the Company are subject to internal policies that provide guidelines for control, counterparty risk and ongoing monitoring and reporting of such activities.

The fair value of all derivatives are reported on the balance sheet based on prevailing market rates. Derivatives with positive market values (unrealised gains) are included in other current assets and derivatives with negative market values (unrealised losses) are included in other current liabilities in the balance sheet.

Changes in fair value of derivatives qualifying as cash flow hedges are recorded in accumulated other comprehensive income and recognised in the income statement in the corresponding period to which the cash flows associated with the underlying hedged item transpire. Changes in fair values of contracts excluded from the assessment of hedge effectiveness together and those contracts that have not been formally designated as hedges are recorded as a separate line in the income statement in the period they arise.

ASSET RETIREMENT OBLIGATIONS (ARO)
SFAS No. 143, Accounting for Asset Retirement Obligations became effective January 2003. It requires companies to record the fair value of the cost to remove assets at the end of their useful life, if there is a legal obligation to do so. The Company has legal obligations to remove assets at the end of their useful lives and restore the land.

The fair value of ARO liabilities has been calculated using an expected present value technique. This technique reflects assumptions, such as costs, inflation and profit margin that third parties would consider to assume the settlement of the obligation. Fair value, to the extent possible, should include a market risk premium for unforeseeable circumstances. No market risk premium was included in our ARO fair value estimate since a reasonable estimate could not be made. If a five percent market risk premium were assumed, our ARO liability would be AED
16.2 million.

In 2003, the Company recorded an ARO liability for the restoration of land and an AED 1.2 million, cumulative effect of change in accounting for accretion and depreciation expense for ARO liabilities incurred prior to 2003. As the plant began operation in August 2001, the pro forma effect on results of operations would not have been material for the year ended 31 December 2002.

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
31 December 2003 and 2002



3        SIGNIFICANT ACCOUNTING POLICIES continued

ASSET RETIREMENT OBLIGATIONS (ARO) continued
The following table presents the reconciliation of the beginning and ending carrying value of the ARO:

                                                                                                        AED `000

Proforma ARO liability - At 1 January 2002                                                                13,710
                                                                                                          ======

ARO liability -- At 1 January 2003                                                                        14,531
Liabilities incurred                                                                                           -
Liabilities settled                                                                                            -
Accretion expense                                                                                            872
Revisions in estimated cash flow                                                                               -
                                                                                                          ------

ARO liability  - At 31 December 2003                                                                      15,403
                                                                                                          ======



4        PREPAYMENTS AND OTHER CURRENT ASSETS

                                                                                                       Unaudited
                                                                                         2003               2002
                                                                                     AED `000           AED `000

Positive fair value of derivatives (note 18)                                           15,234              6,737
Other receivables                                                                         313                252
Prepaid expenses                                                                        9,527              3,944
                                                                                       ------             ------

                                                                                       25,074             10,933
                                                                                       ======             ======


5        AMOUNTS DUE FROM RELATED PARTY

                                                                                                       Unaudited
                                                                                         2003               2002
                                                                                     AED `000           AED `000

Abu Dhabi Water and Electricity Company                                                38,799             37,986
                                                                                       ======             ======



6        ADVANCE TO AL TAWEELAH SHARED FACILITIES COMPANY LLC (TSFC)

This represents an advance made to TSFC by the Company in proportion to its 18% (2002: 18%) shareholding in TSFC against future use of their facilities. Amount receivable within one year has been included under current assets.


7        INVENTORIES

                                                                                                       Unaudited
                                                                                         2003               2002
                                                                                     AED `000           AED `000

Fuel                                                                                   26,975             26,975
Spare parts and consumables                                                           139,759            133,272
                                                                                      -------            -------

                                                                                      166,734            160,247
                                                                                      =======            =======

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
31 December 2003 and 2002



8        PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment are as follows:

                                                                                                       Unaudited
                                                                                         2003               2002
                                                                                     AED `000           AED `000

Buildings                                                                             205,114            204,823
Plant and equipment                                                                 2,193,309          2,178,384
Plant spares                                                                            6,656              6,656
                                                                                    ---------          ---------

                                                                                    2,405,079          2,389,863
Less: accumulated depreciation                                                       (162,867)           (98,711)
                                                                                    ---------          ---------

                                                                                    2,242,212          2,291,152
                                                                                    =========          =========


The activities of the Company are carried out from premises and equipment constructed on land leased from ADWEA. The initial term of the lease is 25 years and a nominal rental is payable by the Company. Leasehold land is carried in the books at nil value.

During 2002, plant and equipment of net book value AED 112,623,000 was transferred to a related party for the right to connection to the transmission system (see note 10).

During 2002, property, plant and equipment amounting to AED 1,961,000 in respect of an open discharge channel was transferred to TSFC in accordance with an agreement dated May 2002. Under the agreement, the Company has received additional shares in TSFC, amounting to AED 8,000 (see note 9) and a promissory note from TSFC for the balance of the transfer value of the open discharge channel, amounting to AED 1,953,000 to be treated as an additional advance to TSFC (note 6).


9        INVESTMENT

                                                                                                       Unaudited
                                                                                         2003               2002
                                                                                     AED `000           AED `000
UNQUOTED INVESTMENT

Cost:
  At 1 January                                                                            178                170
  Additions                                                                                 -                  8
                                                                                         ----               ----

  At 31 December                                                                          178                178
                                                                                         ====               ====



The investment represents the 18% (2002: 18%) equity interest acquired by the Company in TSFC. TSFC is a closely held private company which maintains shared utility facilities for the supply and discharge of sea water and provides other related services to the Company and other operators at the Taweelah complex.

The fair value of the investment is not materially different from its carrying amount.

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
31 December 2003 and 2002



10       INTANGIBLE ASSET

                                                                                                       Unaudited
                                                                                         2003               2002
                                                                                     AED `000           AED `000

Cost:
  At 1 January                                                                        112,623                  -
  Additions                                                                                 -            112,623
                                                                                      -------            -------

  At 31 December                                                                      112,623            112,623
                                                                                      -------            -------

Amortisation:
  At 1 January                                                                          2,940                  -
  Charge for the year                                                                   2,963              2,940
                                                                                      -------            -------

  At 31 December                                                                        5,903              2,940
                                                                                      -------            -------

  Net book amount                                                                     106,720            109,683
                                                                                      =======            =======


The intangible asset arose from the transfer during the year ended 31 December 2002 of plant and equipment to a related party in accordance with an agreement dated August 2000 and represents the acquisition cost of the Company's right of connection to the transmission system at the connection site for a period of 38 years (note 8). Accordingly, the connection rights cost is being amortised on a straight-line basis over the 38 year period, being the expected period of benefit, commencing 1 January 2002.


11       AMOUNT DUE TO RELATED PARTIES

                                                                                                       Unaudited
                                                                                         2003               2002
                                                                                     AED `000           AED `000

Al Taweelah Shared Facilities Company                                                     225                282
Taweelah A2 Operating Company                                                           1,923              2,142
CMS Resource Development Company                                                        1,329                  -
                                                                                        -----              -----

                                                                                        3,477              2,424
                                                                                        =====              =====


12       ACCRUALS AND OTHER LIABILITIES

                                                                                                       Unaudited
                                                                                         2003               2002
                                                                                     AED `000           AED `000

Accrual for spare parts                                                                34,659             37,217
Accrued interest expense                                                               42,439             35,952
Negative fair value of derivatives (note 18)                                          257,796            305,166
Other payables                                                                         11,796             10,011
                                                                                      -------            -------

                                                                                      346,690            388,346
                                                                                      =======            =======

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
31 December 2003 and 2002



13       LONG TERM DEBT

During 1999, the Company obtained a loan facility from a syndicate of banks led by Barclay's Capital Bank amounting to US $596,000,000 (AED 2,188,810,000) out of which US $556,000,000 (AED 2,041,910,000) was fully drawn by 31 December 2001 to finance the construction of the Plant. The loan carries interest at a variable rate of LIBOR plus a premium of between 0.8% and 1.5% per annum for the remainder period of the term loan. The loan also carried a commitment fee of 0.35% per annum of the undrawn amount.

During the year ended 31 December 2003, the fourth and fifth instalments amounting to AED 81.7 million (2002: AED 71.5 million) were paid, with the remaining balance repayable in half yearly instalments until December 2013 in accordance with an agreed upon instalment schedule. The term loan is secured by a number of security documents including a commercial mortgage over all tangible and intangible assets of the Company, a pledge of the shares in the Company by both shareholders and a pledge of the equity interest in TSFC. The term loan is also subject to various covenants as stipulated in the loan facility agreement.

Under the terms of its loan facility agreement, the Company is required to enter into interest rate swap agreements to hedge its interest cost exposure against fluctuations in interest rates (note 18).

On 15 March 2004, the Company obtained a US $391 million (AED 1,436 million) conventional loan facility and US $150 million (AED 551 million) Islamic loan facility (the "new facilities") from a syndicate of international and UAE based banks to refinance the term loan and repay up to US $35 million (AED 129 million) of the loans from shareholders (note 14). As the existing term loan is to be refinanced by the new facilities, the amounts due in less than one year have been calculated in accordance with the repayment schedules of the new facilities. Under the new facilities 2.951% (US $15,965 thousand (AED 58,631 thousand)) is repayable in 2004 and this amount has been disclosed as being due in less than one year (current liability), with the remaining balance repayable in half yearly instalments until December 2020.

Amounts repayable over the next five years are as follows:

                                                     US $'000

         2004                                          15,965
         2005                                          22,285
         2006                                          21,191
         2007                                          21,250
         2008                                          21,835



14       LOAN FROM SHAREHOLDERS

                                                                                                       Unaudited
                                                                                         2003               2002
                                                                                     AED `000           AED `000
Emirates Power Company PJSC                                                           156,000            163,200
CMS Generation Taweelah Limited                                                       104,000            108,800
                                                                                      -------            -------

                                                                                      260,000            272,000
                                                                                      =======            =======

Non-current liabilities                                                               131,000            272,000
Current liabilities                                                                   129,000                  -
                                                                                      -------            -------

                                                                                      260,000            272,000
                                                                                      =======            =======


The above loans are free of interest and are unsecured. Though the terms of repayment have not been specified for these loans, they are subject to terms of repayment as resolved by the Board of Directors.

The Board of Directors anticipates that the Company will make a shareholder loan repayment of approximately AED 129 million in 2004. Accordingly, this amount has been included under current liabilities.

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
31 December 2003 and 2002



15       SHARE CAPITAL AND STOCKHOLDERS' EQUITY

                                            Authorised, issued and fully paid
                                                                    Unaudited
                                                      2003               2002
                                                  AED `000           AED `000

Ordinary Shares of AED 10 each                     413,240            413,240
                                                   =======            =======


The Company maintains its statutory accounting records in accordance with International Financial Reporting Standards (IFRS). U.A.E. Commercial Companies Law of 1984 (as amended) and the Company's Articles of Association require 10% of the net profit for the year, based on net income derived from the statutory financial statements prepared in accordance with IFRS, to be transferred to a statutory reserve. The reserve is not available for distribution. Included in (accumulated losses) retained earnings is an amount of AED 27,029,000 (2002: AED 16,603,000) in respect of the required statutory reserve, which is not available for distribution.

The Board of Directors recommendation for the distribution of dividends and the ratification and approval of the Shareholders of the dividends were based on the statutory financial statements. Included in the dividends paid during the year ended 31 December 2003, are interim dividends of AED 0.56 (2002: AED 1.07) per share of AED 23,000,000 (2002: AED 44,400,000) which were declared and approved by the Board of Directors and paid during the year.

The shareholders have subsequently ratified and approved the interim dividends paid at the Annual General Meeting.


16       RELATED PARTY TRANSACTIONS

These represent transactions with related parties, ie. other subsidiaries of Abu Dhabi Power Corporation and Abu Dhabi Water and Electricity Authority and other subsidiaries of CMS Energy Corporation, shareholders and senior management of the Company, and companies of which they are principal owners. Pricing policies and terms of these transactions are approved by the Company's senior management.

Significant transactions with related parties included in the income statement are as follows:

                                                                                        Unaudited      Unaudited
                                                                              2003           2002           2001
                                                                          AED `000       AED `000       AED `000

Revenue from available capacity and supply of water and
   electricity to Abu Dhabi Water & Electricity Company                    363,564        370,686        196,091
Al Taweelah Shared Facilities Company LLC (TSFC) service charge              1,586          2,067          2,767
Other charges from TSFC                                                      1,668          1,670          1,799

Charges by Taweelah A2 Operating Company analysed as follows:
 Management fee                                                              4,261          4,319          1,755
 Manpower support services                                                  10,852          9,673          8,991
 Reimbursement of other third party costs paid on behalf of the Company        614          1,429            722

Charges by CMS Generation analysed as follows:
 Manpower support service                                                    1,979          3,193          2,677



Amounts due from and to related parties are disclosed in notes 5, 6, 11 and 14 to the financial statements.

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
31 December 2003 and 2002



17       FAIR VALUE OF FINANCIAL INSTRUMENTS

With the exception of the loan from shareholders the fair value of the Company's financial instruments approximates their carrying amounts.

It is not practicable to determine the fair value of the loan from shareholders with sufficient accuracy. Information on the principal characteristics of the loan is presented in note 14 to the financial statements.


18       DERIVATIVES

In order to reduce its exposure to interest rates fluctuations on the term loan, the Company has entered into an interest rate arrangement with a counter-party bank for a notional amount that matches the outstanding term loan. The notional amount outstanding at 31 December 2003 was AED 1,828 million (2002: AED 1,910 million). In addition, the Company uses forward foreign exchange contracts to hedge its risk associated with foreign currency fluctuations relating to scheduled maintenance cost payments to an overseas supplier. The outstanding forward foreign exchange commitment at the year end amounted to approximately AED 42 million (2002: AED 62 million).

The derivative instruments had a negative fair value of AED 258 million (2002: negative fair value of AED 305 million) which is included within other current liabilities (note 12) and a positive fair value of AED 15 million (2002: positive fair value of AED 7 million) which is included within other current assets (note 4). As a result of the debt refinancing arrangements concluded by the Company in March 2004 as explained in note 13, the existing derivatives have extinguished and new interest rate swap contracts have been entered into as part of the debt refinancing arrangements. Consequently, the Company expects to reclassify the remaining transition amount recorded in accumulated other comprehensive income into earnings in the year 2004.


19       RISK MANAGEMENT

INTEREST RATE RISK
The Company is exposed to interest rate risk on its interest bearing liabilities (term loan). Whilst current interest rates are low, management has sought to limit the exposure of the Company to any adverse future movements in interest rates by entering into interest rate arrangements (derivative instruments see note 18). Management is therefore of the opinion that the Company's exposure to interest rate risk is limited.

CONCENTRATION OF CREDIT RISK
The Company sells its products to one related party. It seeks to limits its credit risk with respect to this customer by monitoring outstanding receivables.

LIQUIDITY RISK
The Company limits its liquidity by monitoring its current financial position in conjunction with its cash flow forecasts on a regular basis to ensure funds are available to meet its commitments for liabilities as they fall due. The Company's terms of sale require amounts to be paid within 30 days of the date of sale. Trade payables are normally settled within 30 days of the date of purchase.

CURRENCY RISK
The Company uses forward currency contracts to eliminate currency exposures on its fixed Euro plant maintenance payments. The majority of other transactions are in UAE Dirhams, which are pegged to the US Dollar. Management is therefore of the opinion that the Company's exposure to currency risk is limited.

Emirates CMS Power Company PJSC
--------------------------------------------------------------------------------
NOTES TO THE FINANCIAL STATEMENTS
31 December 2003 and 2002



20       ADMINISTRATIVE AND OTHER OPERATING EXPENSES

                                                                                        Unaudited      Unaudited
                                                                              2003           2002           2001
                                                                          AED `000       AED `000       AED `000

Management fees                                                              4,261          4,319          1,755
Other                                                                        3,826          3,606          3,066
                                                                             -----          -----          -----

                                                                             8,087          7,925          4,821
                                                                             =====          =====          =====



21       INCOME TAX

The Company is not subject to income or other similar taxes in the United Arab Emirates and, accordingly, no income tax has been reflected in these financial statements.